900-688 West Hastings Street Vancouver, BC V6B 1P1 Canada

NEWS RELEASE: MAY 14, 2013	Toronto Stock Exchange: VG
For Immediate Release	No: 18

VERIS GOLD CORP. REPORTS UNAUDITED RESULTS
FOR THE FIRST QUARTER OF 2013

Vancouver, BC – May 14, 2013 – Veris Gold Corp. (TSX: VG) (OCTQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) (the "Company") announced its unaudited interim financial and operational results for the first quarter ended March 31, 2013 on May 13, 2013. This information should be read in conjunction with the Company's condensed consolidated interim financial statements, including the notes thereto, and the related Management's Discussion and Analysis.

A conference call to discuss the financial and operational highlights has been scheduled for Thursday, May 16, 2013 at 8:00 am Pacific Daylight Time (11:00 am Eastern Daylight Time). Details of the call may be found on the Veris Gold website.

All material information can be found on the Company’s website at www.verisgold.com or on www.sedar.com.

All dollar amounts are expressed in United States Dollars unless otherwise specified.

Highlights for the three-month period ended March 31, 2013 (“Q1-2013”) include:

  Initial development of Starvation Canyon substantially completed and the mine is in production, continuing to ramp-up to a targeted 600 tons per day with expected average grades of 7.5 g/t Au—on time and on budget;
  Strategic roaster asset delivers toll milling agreements, accretive to cash flow;
  Gold sales increased 117% compared to the first quarter of 2012 (“Q1-2012”);
  G&A reduced by $0.8M compared to Q1-2012;
  $0.4M gross margin lower than the three-month period ended December 31, 2012 (“Q4-2012”) but an improvement over Q1 2012 due to increased mine production and mill throughput;
  Saval 4 Portal development commencing mid-year adding another 300 tpd with average grades of 5.5g/t Au;
  Continued steady state production and positive operating cash flow (first achieved in June 2012);
  Commissioning of TSF2 continues in Q2 with expected in-service date mid-year;
  Exploration continues to support updated NI 43-101 Technical Report.

“While the first quarter of 2013 was challenging due to problems at the SSX-Steer mine and technical equipment complications resulting in increased cash-costs per ounce and lower than forecasted quarterly production, we remain on course for a successful year,” stated Shaun Heinrichs, CFO and interim-CEO. “We expect to have a strong second and third quarter this year, where we have traditionally been able to ramp up mine production and mill throughput, and achieve positive cash flows later in the year. Production at our new Starvation Canyon Mine continues to ramp up to a targeted 600 tons per day and we will commence development of the Saval 4 portal mid-year, providing the additional sources of production to meet our expected production targets in the coming quarters.”

Mr. Heinrichs continued, “We are also anticipating that our recent toll milling contracts, along with additional contracts we are currently contemplating, will be accretive to our revenue stream and this will make a substantial improvement to Jerritt Canyon over the next few quarters.”

Financial Overview:

(in thousands of U.S. dollars)[1]	Three months ended March 31,
	2013	2012
Payable gold ounces produced	30,461 Oz	13,099 Oz
Cash cost per ounce sold(2)	$1,509	N/A(2)
Revenue	$45,360	$20,889
Net loss	$(6,542)	$(7,845)
Loss per share – basic	$(0.06)	$(0.08)
Cash generated by (used in) operating activities	$759	$(6,504)

1.	Other than number of ounces, cash cost per ounce, and per share amounts.
2.

With steady state operations not commencing until June 2012 prior period amounts are not comparable. Cash cost per recovered ounce is a non-GAAP measure without a standardized prescribed meaning, however the Company believes it to be a useful benchmark by which to evaluate the Company’s performance.

The Company incurred a net loss of $6.5 million during Q1-2013, compared to a net loss of $7.8 million in Q1-2012; or a loss per share of $0.06 in Q1-2013 compared to a loss per share of $0.08 in Q1-2012. The net loss arose primarily from a $5.5 million loss from operations, which is comparable to the $5.4 million loss for the same period in 2012 but a decrease from the fourth quarter of 2012. The Q1-2013 loss from operations was largely the result of a lower than targeted production which negatively impacted the gross margin for the reasons discussed below.

Gold sales:
Gold sales in Q1-2013 were $45.4 million from the sale of 29,776 ounces of gold at an average selling price of $1,625 per ounce, representing a 117% increase from Q1-2012 revenue of $20.9 million which arose on the sale of 12,800 ounces at an average price of $1,720.

The increase in sales volume in Q1-2013 versus Q1-2012 was the result of a full quarter of SSX-Steer mine production, which was just ramping up in Q1-2012; and, essentially a full quarter of milling facility operations compared to Q1-2012, which included a one-month shutdown for mill refurbishment. Q1-2013 production and sales were less than targeted due to lower mill throughput in January and February and seven days taken during the quarter to repair the lifters in the ore dryer that were hampering production. The operations also faced challenges in the SSX-Steer mine with lower production and grade in January and ore deliveries were also hampered by more severe winter conditions than in the past.

Gross Margins:
In Q1-2013, the Company achieved a gross margin of $0.4 million compared to a gross loss of $0.8 million in Q1-2012. The improved margin is the result of increased revenue resulting from increased production.

Gross margin for Q1-2013 was however significantly below the Q4-2012 gross margin as a result of the lower production and the resulting drawdown of prior quarter’s inventory. Costs that were incurred in Q4 ending inventory were expensed in the first quarter of 2013 as inventory levels were not replenished from Q1-2013 production, this led to a higher than normal cost of sales in Q1-2013.

Jerritt Canyon
SSX-Steer Mining Complex:
At the Company operated SSX-Steer mining complex, mine production was 89,225 tons (averaging 991 tons per day) at grades of 4.4 g/t, for an estimated 12,734 ounces for Q1-2013. This represents a 16% decrease from the previous quarter’s delivery of 106,586 tons (1,161 tons per day) and a 31% decrease in the contained ounces of 18,568 ounces in Q4-2012. The reduction in productivity was directly related to lower grade ore and reduced ore haulage to the plant caused by severe winter weather, which resulted in restricted road access and power outages.

Smith Mine:
In the Smith mine Small Mine Development, LLC (“SMD”) delivered 114,659 tons (1,274 tons per day) to the mill, containing an estimated 19,902 ounces during Q1-2013. The tonnage and grade was also higher than the previous quarter’s production of 108,297 tons (1,177 tons per day) delivered, containing an estimated 19,092 ounces.

Starvation Canyon:
Development of the Starvation Canyon mine continued throughout the first quarter of 2013 and was subsequently completed in April 2013. In total 1,035 metres (3,394 feet) of development was completed, establishing two zones and three production levels. During the first quarter 1,282 tons of development ore was delivered to the mill, containing an estimated 110 ounces. Construction of a vent raise and a secondary escapeway took place in the latter half of the quarter and was completed by the first week of April, at which time production and ore haulage to the plant commenced.

Expected April production from the mine is 9,000 tons of ore averaging 0.15 ounce per ton, with a targeted ramp up to 600 tons per day, averaging 0.24 ounce per ton, by the end of June.

Mill/Processing:
In the first quarter of 2013 the mill processed 252,758 tons through the roaster containing an estimated 35,381 ounces of gold. This compares to the previous quarter when 297,350 tons were processed containing an estimated 41,947 ounces of gold. The processing facility recovered 29,117 ounces of gold and shipped 30,461 payable ounces before quarter end.

Outlook/Guidance for 2013:

Production:
The Company is focused on achieving sustainable production of approximately 145,000 to 155,000 ounces at year-end from its three existing underground mines. As well, the Company is working through plans to open the Saval 4 Portal located north of the SSX-Steer mine within the next six months. This will allow the Company to draw additional ores at comparable grades for at least another year from this source. To supplement these existing ores, the Company will continue to pursue third party toll milling contracts to secure delivery of between 500 and 1,500 tons per day of third party ore as well as 300 to 500 tons per day of concentrates, which will provide significant incremental cash flows and revenues.

To improve the financial strength of the Company management is also focused on restructuring of the existing gold forward facility to extend the terms or possibly repay with longer term financing.

The Company is also currently working on development plans from Zone 1 in the SSX-Steer mine that will bring the Company within 100 meters of one of the identified West Mahala resources and will allow for further drilling to convert approximately 300,000 ounces from inferred resources into reserves, extending the life of the mine significantly and opening up opportunities to connect to the Smith mine.

QP and Quality Control:
Assaying of all mine production drill holes and muck samples from the 3 operating mines reported in this news release were conducted by the Jerritt Canyon Assay Lab using standard fire assay techniques and includes a Quality Assurance and Quality Control program. The company’s 2010 and 2011 Quality Assurance and Quality Control protocols are available at the Company’s website: http://www.verisgold.com/i/pdf/JC_Assay_Protocols.pdf and include using certified standard reference materials and a certified assay lab (ISO 9001:2008) for check assays.

The information contained in this news release has been reviewed and approved by the Company’s Vice President of Exploration, Todd Johnson, P.E., (Qualified Person per the requirements of NI 43-101).

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon mill and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the redevelopment of the Jerritt Canyon mining and milling facility. The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the former producing Ketza River mine.

On behalf of
“VERIS GOLD CORP.”

François Marland	Shaun Heinrichs	R. Llee Chapman
Executive Chairman	Chief Financial Officer &	President
Interim-Chief Executive Officer

To be added to the Veris Gold e-mail list please sign up at www.verisgold.com.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the operations at Jerritt Canyon, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in operations may result in increased costs, unexpected variations in mineral resources and reserves, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks generally associated with mining. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For more information please contact:

Veris Gold Corp.	Veris Gold Corp.	AXINO AG
Joanne C. Jobin	Nicole Sanches	Wolfgang Seybold
VP, Investor Relations	Investor Relations Manager	Chairman
T: (647) 964-0292	T: (604) 688-9427 ext 224	T: +49 711 25 35 92 40
NA Toll Free: 1-855-688-9427	NA Toll Free: 1-855-688-9427	E: wolfgang.seybold@axino.de
E: jjobin@verisgold.com	E: nicole@verisgold.com	W: axino.de
W: verisgold.com	W: verisgold.com